SE

19007222

Securities and Exchange Commission
Trading and Markets

MAR 04 2019

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68855

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Torino Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Third Avenue, 37th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen Hirsch - 212-661-2400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners, LLC
(Name – *if individual, state last, first, middle name*)

6 East 45th Street, 9th Floor (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Victor Sierra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Torino Capital, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of NY County of NEW YORK
Subscribed and sworn to (or affirmed) before me on this 25 day of FEBRUARY, 2019 by VICTOR SIERRA proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Signature

Notary Public

Signature

Chief Executive Officer

Title

FABIANO BORSATO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BO6275623
Qualified in New York County
My Commission Expires 01-28-2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ad3ptus

Adeptus Partners, LLC
Accountants . Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Torino Capital, LLC

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial condition of Torino Capital, LLC as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Torino Capital, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Torino Capital, LLC's management. Our responsibility is to express an opinion on Torino Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Torino Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Torino Capital, LLC's auditor since 2011.

Adeptus Partners LLC

New York, New York
March 1, 2019

Offices
Maryland
New York City
Long Island
New Jersey

TORINO CAPITAL, LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS		
	Cash	$ 229,047
	Accounts receivable	411
	Due from clearing broker	171,737
	Clearing deposit	250,169
	Prepaid expenses	52,462
	Rental security deposits	93,043
	Premises and equipment, net	66,561
TOTAL ASSETS		$ 863,430
LIABILITIES AND MEMBER'S DEFICIENCY		
Liabilities		
	Accounts payable and accrued expenses	$ 167,445
	Commissions payable	53,991
	Deferred rent	33,742
	Total Liabilities	255,178
Subordinated Borrowings		1,800,000
Member's Deficiency		(1,191,748)
TOTAL LIABILITIES AND MEMBER'S DEFICIENCY		$ 863,430

Note 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) ORGANIZATION

Torino Capital, LLC and its wholly-owned subsidiary (together, the Company) is a New York-based broker-dealer offering broad-based product expertise and execution in emerging markets, high yield and investment grade fixed income products, as well as in foreign exchange, equity, local markets, derivatives and structured products globally. The Company is a wholly-owned subsidiary of Torino Capital Group, LLC. During 2016, the Company formed a wholly-owned subsidiary, Torino Capital, S.A. (a South American corporation), which operates in the same capacity with Torino Capital, LLC.

The Company is registered with the Security and Exchange Commission (SEC), and a member of Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

(b) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Torino Capital, LLC and its wholly-owned subsidiary. All material intercompany accounts and transactions have been eliminated in consolidation.

(c) CLEARING AGREEMENT

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the SEC. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing broker provide that as a clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance of margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

(d) ACCOUNTING BASIS

The consolidated financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(e) USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with a maturity of three months or less at time of purchase to be cash equivalents.

(g) PREMISES AND EQUIPMENT, NET

Premises and equipment are recorded at cost. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the related assets ranging from three to seven years.

(h) INCOME TAXES

The Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no provision has been made in the accompanying consolidated financial statements. The sole member reports the income or loss from the Company on his own income tax returns.

The Company follows required accounting guidance for uncertainty in income taxes. The Company evaluates its tax positions on an ongoing basis, and if considered necessary, establishes liabilities for uncertain tax positions that may be challenged by tax authorities. The Company files information tax returns in the U.S. Federal jurisdiction and various states. The Company has no open years prior to 2014 and believes that its underlying tax positions are fully supportable at both the Federal and State levels.

(i) SECURITIES VALUATION

The Company values its securities positions in accordance with the "Fair Value Measurements" standard. Under this standard, fair value is defined as the prices that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

(j) SUBSEQUENT EVENTS

For the period ended December 31, 2018, the Company has evaluated subsequent events for potential recognition or disclosure through March 1, 2019, the date the consolidated financial statements were available for issuance.

Note 2. DUE FROM CLEARING BROKER

The Company is an introducing broker that clears its customer securities transactions through its clearing broker on a fully disclosed basis. The Company pays its clearing broker fixed ticket charges for clearing its transactions and other expenses such as foreign transaction fees. At December 31, 2018, $171,737 is receivable from the clearing broker consisting primarily of credit balances in the Company's principal accounts along with commissions due on transactions, net of expenses the Company owes to its clearing broker.

Note 3. CONCENTRATION OF RISK

In the normal course of business, the Company's activities through its clearing broker involves the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the Company's trading activities, the Company has purchased and sold securities for its own account and may incur losses if the market values of the securities change subsequent to year-end.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company maintains its cash at a reputable financial institution, which, at times, may exceed federally insured limits. The Company has not experienced any loss in this account and does not believe it is exposed to any significant credit risk on cash.

Note 4. PREMISES AND EQUIPMENT, NET

Premises and equipment as of December 31, 2018 consists of the following:

Leasehold improvements	$ 16,638
Computers and equipment	119,078
Furniture and fixtures	70,147
	205,863
Less: Accumulated depreciation and amortization	(139,302)
Premises and equipment, net	$ 66,561

Note 5. COMMITMENTS

In November 2016, the Company entered into 5-year and 1-month lease agreement starting February 1, 2017 and expiring February 28, 2022, with an annual rental rate of $216,660, subject to increases due to electricity or other adjustments. Future minimum lease payments for years ending December 31 are approximately as follows:

Year	Amount
2019	$ 216,660
2020	216,660
2021	216,660
Thereafter	36,110
	$ 686,090

The Company leases space for their new office in Caracas, Venezuela. There is a formal lease agreement and they are billed on monthly installments of approximately $550.

Rent charged to expense for the Company's facilities for the year ended December 31, 2018 was approximately $219,000.

Note 6. SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2018, are listed in the following:

Subordinated note, 3 percent, due December 31, 2019	$ 150,000
Subordinated note, 3 percent, due February 21, 2020	100,000
Subordinated note, 3 percent, due February 15, 2021	450,000
Subordinated note, 4 percent, due October 12, 2021	1,100,000
Total subordinated borrowings	$ 1,800,000

The subordinated borrowings are with their ultimate parent and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. It is the Company's intention not to renew the secured demand note collateralizing agreements due on December 31, 2019, February 21, 2020, February 15, 2021 and October 12, 2021.

The fair value of subordinated borrowings is $1,800,000.

Note 7. CONTINGENCIES

The Company from time to time may become involved in legal claims arising in the ordinary course of its activities. In the opinion of management, the outcome of any current legal proceedings would be covered by the Company's insurance policies and accordingly, would not have a material effect on its financial position or results of operations.

Note 8. FAIR VALUE MEASUREMENTS

The Company has adopted disclosure requirements for Fair Value Measurements which applies to all assets and liabilities that are being measured and reported on a fair value basis. Fair Value Measurements requires disclosures that establish a framework for measuring the value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This measurement enables the reader of the financial statements to assess inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. Fair Value Measurements requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with Fair Value Measurements. The following table presents information about the Company's assets measured at fair value as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Securities owned, at fair value	$ --	$ --	$ --	$ --

The Company had no transfers between Level 1 and Level 2 during the year ended December 31, 2018.

The Company's financial instruments, including cash, due from clearing broker, other assets, payables, subordinated borrowings and other liabilities are carried at amounts that approximate fair value due to their short-term nature.